FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of March, 2006


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                        _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)








Resignation of Managing Director for Germany

COLT Telecom Group plc today announced that Wolfgang Essig, managing director for COLT in Germany has decided to leave the company with immediate effect. Detlef Spang, COLT's managing director for sales and marketing, will take up the role on an interim basis.

Jean-Yves Charlier, CEO commented: "On behalf of everyone at COLT I would like to thank Wolfgang for the contribution he has made in developing our business in Germany as the organisation has gone through a period of major change. We wish him well for the future."

Enquiries:

COLT Telecom Group plc
Luke Glass
Director Corporate Communications
Email: luke.glass@colt.net
Tel: +44 (0) 20 7390 3681

Gill Maclean
Head of Corporate Communications
Email: gill.maclean@colt.net
Tel: +44 (0) 20 7863 5314





                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 03 March 2006                            COLT Telecom Group plc


                                               By: ___Caroline Griffin Pain___


                                               Caroline Griffin Pain
                                               Company Secretary